UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on shallow water field sales

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Rio de Janeiro, July 9, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that it signed today with OP Pescada Óleo e Gás Ltda., a wholly-owned subsidiary of Ouro Preto Óleo e Gás S.A., an agreement for the sale of its entire stake in the Pescada, Arabaiana, and Dentão fields located in shallow waters of the Potiguar Basin (Pescada Cluster), in the state of Rio Grande do Norte.

The sale value is US$ 1.5 million, to be paid in two installments: (a) US$ 300 thousand at signing of the transaction; and (b) US$ 1.2 million at closing of the transaction, without considering the adjustments due.

The closing of the transaction is subject to the fulfillment of previous conditions, such as the approval by the Administrative Council of Economic Defense (CADE) and the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure complies with the Petrobras' divestment guidelines and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, increasingly concentrating its resources in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About Pescada Cluster

Pescada Cluster comprises three shallow water fields: Pescada, Arabaiana and Dentão, located in the state of Rio Grande do Norte. Petrobras is the operator of the three fields with 65% interest and OP Pescada Óleo e Gás Ltda. holds the remaining 35% in consortium. The average production of the Pescada Cluster from January to June 2020 was approximately 260 barrels of oil per day (bpd) and 190 thousand m3/day of gas.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer